NYSE
AN ICE EXCHANGE

September 29, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of dMY Squared Technology Group, Inc., under the Exchange Act of 1934:

- Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant

- Class A common stock, par value $0.0001 per share

- Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com